UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SMITHFIELD FOODS, INC.
(Name of Issuer)

Common Stock, Par Value $0.50 per share
(Title of Class of Securities)

832248 10 8
(CUSIP Number)

Michael Mayberry Associate General Counsel Continental Grain Company 277 Park Avenue New York, NY 10172 Tel. No.: (212) 207-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

Cusip No. 832248 10 8	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Continental Grain Company (f/k/a ContiGroup Companies, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 12,596,552 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 12,596,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,596,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON CO

Cusip No. 832248 10 8	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Arlon Opportunities Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 73,300 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 73,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON PN

Cusip No. 832248 10 8	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 83,576.575 SHARED VOTING POWER 12,596,552 SOLE DISPOSITIVE POWER 83,576.575 SHARED DISPOSITIVE POWER 12,596,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,680,128.575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

Cusip No. 832248 10 8	SCHEDULE 13D	Page 5 of 12 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amends the Schedule 13D originally filed on May 17, 2007 and amended by Amendment No. 1 thereto filed on October 17, 2007, Amendment No. 2 thereto filed on January 31, 2008 and Amendment No. 3 thereto filed on March 4, 2008 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (the “Company” or the “Issuer”).

Item 1.    Security and Issuer.

No material change.

Item 2.    Identity and Background.

This Item 2 is hereby amended and restated in its entirety as follows:

“This Schedule 13D is being jointly filed by the following entities (collectively, the “Reporting Persons”):

(i) Continental Grain Company, a Delaware Corporation (“CGC”);
(ii) Arlon Opportunities Investors LP, a Delaware limited partnership (“AOI”)
(iii) Paul J. Fribourg, a natural person and citizen of the United States (“Mr. Fribourg” or
“PJF”)

The principal business of CGC is agribusiness and to make investments. The principal business of AOI is to make investments. CGC is the managing member of Arlon Opportunities Investors GP LLC, the general partner of AOI and directly and through one of its subsidiaries holds a majority interest in AOI. . Mr. Fribourg is the Chairman, Chief Executive Officer and President of CGC.

The principal business address of the Reporting Persons and the executive officers and directors of CGC as set forth below is 277 Park Avenue, New York, NY 10172. Each of the persons listed below are citizens of the United States.

Executive Officers and Directors of CGC

Paul J. Fribourg	Chairman, Chief Executive Officer and President
Teresa E. McCaslin	Executive Vice President
David A. Tanner	Executive Vice President
Michael J. Zimmerman	Executive Vice President and Chief Financial Officer

Cusip No. 832248 10 8	SCHEDULE 13D	Page 6 of 12 Pages

Charles A. Fribourg	Director and Directeur General, Finagrain S.A., a subsidiary of Continental Grain Company
Gerald Rosenfeld	Director
Stephen R. Volk	Director
Morton I. Sosland	Director
Henry Kissinger	Director
James Wolfensohn	Director
Alan Fishman	Director

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.”

Item 3.    Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended to add the following at the end of such section:

“From September 26th, 2008 through October 8th, 2008, AOI engaged in a series of purchases of the Issuer’s Common Stock on the open market with cash on hand, which resulted in AOI directly owning a total of 73,300 shares of Common Stock.

On August 27, 2008, Mr. Fribourg, along with other directors of the Issuer, was awarded an additional 1,500 shares of phantom stock of the Issuer, bringing his total amount of phantom shares to 5,020.575. These shares were awarded as compensation for his service as a director on the Issuer’s board.”

Item 4.    Purpose of Transaction.

This Item 4 is hereby amended to add the following at the end of such section:

“On October 23, 2008, CGC and ContiBeef LLC, a Delaware limited liability company in which CGC is the sole member, consummated the transaction contemplated by the Purchase Agreement dated March 4, 2008 as amended by the Amendment to Purchase Agreement, dated as of October 23, 2008 (the “Amended Purchase Agreement”) among CGC, ContiBeef LLC, the Company and MF Cattle Feeding, Inc., a subsidiary of the Company. Pursuant to the Amended Purchase Agreement, CGC and ContiBeef sold ContiBeef’s 50% ownership interest in Five Rivers Ranch Cattle Feeding LLC to the Company for consideration including the issuance of 2,166,667 shares of Common Stock. In connection with the closing of the transaction, the Registration Rights Agreement dated May 7, 2007 between CGC and the Company has been amended to include the shares being issued as Stock Consideration as “Registrable Securities” thereunder and to provide for demand registration rights and Form S-3 registration rights. The Amended Purchase Agreement and the Amendment to the Registration Rights Agreement are filed as exhibits hereto and are hereby incorporated by reference.”

Cusip No. 832248 10 8	SCHEDULE 13D	Page 7 of 12 Pages

Item 5.    Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

“All calculations of percentage ownership in this Schedule 13D are based on a total of 141,410,175 shares of Common Stock outstanding as of July 27, 2008, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2008.

AOI directly owns 73,300 shares of Common Stock (less than 0.1% of the total shares of Common Stock outstanding). AOI has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 73,300 shares of Common Stock.

CGC beneficially owns 12,596,552 shares of Common Stock (approximately 8.9% of the total number of shares of Common Stock outstanding). CGC has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 12,596,552 shares of Common Stock. The 12,596,552 shares of Common Stock includes the 2,166,667 shares received in the transaction described in Item 4 and the 73,300 shares directly owned by AOI. CGC may be deemed to share voting and investment power with respect to the shares of Common Stock owned directly by AOI by virtue of being the managing member of the general partner of AOI and directly and through one of its subsidiaries holds a majority interest in AOI.

Mr. Fribourg directly owns 83,576.575 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding). Mr. Fribourg has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 83,576.575 shares of Common Stock. Of these shares of Common Stock, 5,020.575 are phantom shares of the Issuer. The phantom stock is payable in shares of Common Stock upon termination of service as a director of the Issuer either in a lump sum or in annual installments of at least two years and not more than ten years as per the director’s deferral election. Notwithstanding the foregoing, after termination of service, the phantom stock may, at the election of the director, be converted into one or more “deemed investments” approved by the Issuer’s Nominating and Governance Committee. Upon his termination of service as a director of the Issuer, Mr. Fribourg will have the sole power to vote or direct the vote of any shares of Common Stock received in respect of such phantom stock.

Mr. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC and AOI by virtue of being the Chairman, Chief Executive Officer and President of CGC. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively control a majority interest in CGC. As a result, Mr. Fribourg may be deemed to beneficially own the shares directly owned by CGC.

Cusip No. 832248 10 8	SCHEDULE 13D	Page 8 of 12 Pages

Mr. Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC and AOI except to the extent of his pecuniary interest.

Except as set forth in Item 4 hereto and on Schedule A to this Schedule 13D, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the transaction described in Item 4, the Registration Rights Agreement was amended by the Amendment No. 1 to Registration Rights Agreement, dated as of October 23, 2008 (“Registration Rights Amendment”) to (i) include the shares being issued as Stock Consideration as “Registrable Securities”, (ii) grant CGC demand registration rights and (iii) grant CGC the ability to request Form S-3 registration, which may be on a continuous basis, in respect of the Common Stock that CGC received in the merger between Smithfield and Premium Standard Farms, effective May 7, 2007 and in the Five Rivers transaction.

References to and descriptions of the Registration Rights Amendment and the transactions contemplated thereby as set forth in this Item 6 and may not be complete and are qualified in their entirety by reference to the Registration Rights Amendment attached hereto.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1:	Agreement Regarding the Joint Filing of Schedule 13D, dated as of October 30, 2008, by and between the Reporting Persons (replaces previously filed exhibit).
Exhibit 2:

Registration Rights Agreement, dated May 7, 2007, between Smithfield Foods, Inc. and ContiGroup Companies, Inc. (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on May 7, 2007)(previously filed).

Exhibit 3:	Rule 10b5-1 Stock Purchase Plan, dated October 12, 2007, between ContiGroup Companies, Inc. and Citigroup Global Markets Inc. (previously filed).
Exhibit 4:	Schedule of Transactions in Shares of Common Stock of the Company (previously filed).

Cusip No. 832248 10 8	SCHEDULE 13D	Page 9 of 12 Pages

Exhibit 5:

Purchase Agreement, dated as of March 4, 2008, by and among Continental Grain Company, ContiBeef LLC, Smithfield Foods, Inc. and MF Cattle Feeding, Inc. (incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K filed on March 5, 2008)(previously filed).

Exhibit 6:

Amendment to the Purchase Agreement, dated as of October 23, 2008, by and among Continental Grain Company, ContiBeef LLC, Smithfield Foods, Inc. and MF Cattle Feeding, Inc. (incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K filed on October 24, 2008)

Exhibit 7:

Amendment No. 1 to Registration Rights Agreement, dated October 23, 2008 by and among Smithfield Foods, Inc. and Continental Grain Company (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on October 24, 2008).

Cusip No. 832248 10 8	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2008.

CONTINENTAL GRAIN COMPANY
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

ARLON OPPORTUNITIES INVESTORS LP
By:	Arlon Opportunities Investors GP LLC, its General Partner
By:	Continental Grain Company, its managing member
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

/s/ Paul J. Fribourg
Paul J. Fribourg

Cusip No. 832248 10 8	SCHEDULE 13D	Page 11 of 12 Pages

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: October 30, 2008

CONTINENTAL GRAIN COMPANY
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

ARLON OPPORTUNITIES INVESTORS LP
By:	Arlon Opportunities Investors GP LLC, its General Partner
By:	Continental Grain Company, its managing member
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

/s/ Paul J. Fribourg
Paul J. Fribourg

Cusip No. 832248 10 8	SCHEDULE 13D	Page 12 of 12 Pages

Schedule A

Date	Direct Owner	Buy or Sell	Shares	Price
8/27/08	PJF	B	1,500	$0.00
8/29/08	PJF	B	100	$20.33
8/29/08	PJF	B	500	$20.28
8/29/08	PJF	B	4,200	$20.27
8/29/08	PJF	B	100	$20.30
8/29/08	PJF	B	3,276	$20.168
8/29/08	PJF	B	100	$20.149
8/29/08	PJF	B	374	$20.139
8/29/08	PJF	B	200	$20.138
8/29/08	PJF	B	200	$20.128
8/29/08	PJF	B	400	$20.119
8/29/08	PJF	B	1,400	$20.4286
8/29/08	PJF	B	1,200	$20.43
8/29/08	PJF	B	700	$20.42
8/29/08	PJF	B	900	$20.42
8/29/08	PJF	B	700	$20.44
9/02/08	PJF	B	1,400	$20.36
9/02/08	PJF	B	3,500	$20.3491
9/02/08	PJF	B	3,400	$19.574
9/02/08	PJF	B	1,500	$19.5799
9/02/08	PJF	B	100	$19.5797
9/02/08	PJF	B	100	$19.575
9/26/08	PJF	B	6,900	$14.7143
9/26/08	AOI	B	23,300	$15.8409
9/29/08	PJF	B	6,900	$14.6141
9/29/08	AOI	B	25,000	$14.6141
10/08/08	AOI	B	1,900	$12.37
10/08/08	AOI	B	23,100	$13.11